August 10, 1997


Mr. James P. Schadt
Chairman and Chief Executive Officer
The Reader's Digest Association, Inc.
Pleasantville, NY 10570-7000

Dear Jim:

     As you know, you have entered into an agreement dated April 1, 1996 with The Reader's Digest Association, Inc. (the "Company") relating to payments and benefits that you will receive in connection with a termination of your employment with the Company under certain circumstances.
The April 1, 1996 Agreement has been modified and supplemented by letter agreements dated June 18, 1997 and July 10, 1997 and as so modified and supplemented is referred to herein as the "Agreement". The purpose of this letter agreement is to further clarify and supplement the terms and conditions of the Agreement and to provide for the resignation by you of all your employment positions and directorships with the Company. In all other respects, the Agreement is hereby ratified and confirmed in its entirety. Unless otherwise defined herein, terms that are defined in the Agreement shall have the same meanings when used in this letter agreement.

     1. You hereby resign from all employment positions and directorships with the Company, its subsidiaries, affiliates and related foundations and the Company hereby accepts your resignation, effective as of Monday, August 11, 1997. For all purposes relating to the termination of your employment, whether pursuant to the Agreement or otherwise, including, but not limited to, any severance, pension, stock, stock option, compensation, benefits or similar plans, your resignation shall be treated as a termination of employment by the Company Without Cause. You shall be paid salary through August 10, 1997. In addition, you shall be entitled to a 100% joint and survivor life annuity with your spouse as of the date hereof commencing at age 62 in the amount of $300,000 per year (payable throughout the lifetime of both you and that spouse) reduced by your annual retirement benefits payable under The Reader's Digest Association, Inc., Retirement Plan and the Excess Benefit Retirement Plan of The Reader's Digest Association, Inc. commencing at age 62 and converted to the form of a 100% joint and survivor annuity. The benefit provided herein shall be in lieu of all benefits under The Reader's Digest Executive Retirement Plan and in lieu of any benefits under
Section 4.1 or 4.2 of the Agreement.

     2. You have reviewed the terms of the initial press release respecting the termination of your employment. The
Company agrees that it will not issue any disparaging statements about you or your performance.

     3. For the balance of the term of the Agreement (i.e., through September 30, 2000), you will be entitled to conduct your personal business affairs and search for new employment, business opportunities and/or board engagements. To assist you in connection therewith, and in full satisfaction of your rights with respect to financial counseling, car allowance, travel and entertainment expenses, office accommodation, use of the Company's apartment (which you are promptly relinquishing), use of the Company's airplane or other property, and any country club or similar membership, Company shall pay you a lump-sum, within fifteen days after the date hereof, in the amount of $100,000.

     4.   You shall be entitled to the following benefits:

          (a) the right to host the Company's table, in your name,(already paid for) for ten (10) guests at the October, 1997, Norwalk Hospital Annual Gala and the
November, 1997, Stamford Symphony;

          (b) the right to remove and retain, two (2) Dewey paintings and photograph of Dobbs Ferry by the Detroit Photographic Company currently in your office; provided, however, that you will reimburse the Company to the extent the appraised value of such artwork (as determined by an independent appraiser selected by the Company) shall exceed
$10,000.

     5.   The Company shall match your charitable
contributions to Norwalk Hospital (on the basis of a $2.00 contribution by the Company for each $1.00 contribution made by you) up to a maximum amount of $20,000 per year for the balance of the term of the Agreement (i.e., through September 30, 2000).

     6. This is to confirm that, notwithstanding the termination of your employment, your right to indemnify for acts taken during the course of your employment with the Company continues to the same extent as presently provided.

     7. Upon expiration of the Severance Period, you will become eligible to receive medical and dental benefits equivalent to and upon the same terms (including payment of employee and/or retiree premiums) that would have been available to you under applicable Company plans had you retired on the date hereof and been eligible to receive benefits under all such plans.

     8. You shall not be required to seek or obtain other employment or in any other way mitigate damages as a condition for receiving the compensation and benefits set forth in the Agreement (as supplemented and modified hereby) and any proceeds received by you from subsequent employment shall not reduce or offset any such compensation or benefits.

     9. The Agreement (as supplemented and modified hereby) shall take precedence over and control in the event of any conflict or ambiguity between the Agreement and any of the Company's plan documents or program documents.

     10. Any unvested securities or rights that you have shall continue to vest during the Severance Period as if your employment with the Company continued during that period. Notwithstanding the foregoing, this provisions shall not require vesting of securities or rights, including those issued under the Company's Key Employee Long Term Incentive Plans, which by their terms will vest only upon the satisfaction of performance criteria are satisfied or such change in control occurs. You shall have a period of three years from the expiration of the Severance Period to exercise any outstanding vested Company stock options or vested stock appreciation rights or until expiration of the term of the option or appreciation rights, if earlier.

     11. The Company shall reimburse you for reasonable legal expenses incurred in connection with the negotiation of your resignation. For purposes hereof, fees and expenses of twenty five thousand dollars ($25,000) shall be considered reasonable.

     The Agreement (as supplemented and modified hereby) shall be governed and interpreted in accordance with the laws of the State of New York applicable to contracts executed in and to be wholly performed within that state.


                              Very truly yours,

                              THE READER'S DIGEST
                                ASSOCIATION, INC.


                              /s/ JAMES E. PRESTON
                              James E. Preston
                              Director


Agreed to and Accepted as of

August 11, 1997.


/s/  JAMES P. SCHADT
James P. Schadt